[COMPANY]
[200 Hopmeadow Street
Simsbury, CT 06089]

Amendatory Rider

Annuity Commencement Date Deferral Option

This Amendatory Rider (“Rider”) provides an option to defer your Annuity Commencement Date subject to limitations outlined below. Capitalized terms have the meanings set forth in your Contract. “We”, “us” and “our” mean Hartford Life Insurance Company or Hartford Life and Annuity Insurance Company. “You” and “your” mean the Contract Owner.

We will notify you prior to your Annuity Commencement Date of the options available to you at your Annuity Commencement Date.  If one of the options available at that time is the Annuity Commencement Date Deferral Option, you may elect this option by sending to our Administrative Offices the properly completed form during the election period. The election period begins when we send you this Rider and ends on your Annuity Commencement Date. If elected, the Rider will become effective on the Annuity Commencement Date (“Rider Effective Date”). This option may only be elected once.

If you elect this option, then, on the Rider Effective Date:

a)The death benefit described in your contract and any optional death benefit will be terminated and the new death benefit will be the Contract Value on the date of receipt of Due Proof of Death at our Administrative Offices. If any optional death benefit rider is terminated based on the acceptance of this Rider, the charge for that rider will be eliminated.

b)This Rider supersedes any conflicting provisions of your Contract or any optional rider.

c)The Annuity Commencement Date will be deferred to the Annuitant’s [100th] birthday (“Deferred Annuity Commencement Date”).

d)If this contract is issued to qualify under Section 401, 403 or 408 of the Internal Revenue Code of 1954, as amended (” Qualified Contract”) if you choose either of the following annuity options, Life Annuity with 60, 120, 180 or 240 Monthly Payments Certain or Payments for a Designated Period, the guaranteed payment period must be less than the life expectancy of the Annuitant at the time the annuity option becomes effective. The life expectancy will be determined by the then current IRS life expectancy table.

e)For Qualified Contracts, the default annuity option is Life Annuity with 60 Monthly Payments Certain.

If your Spouse continues the Contract after the Rider Effective Date, the terms of the Deferral Option will remain in force and, if as a result of the continuation the Annuitant changes, the

Deferred Annuity Commencement Date will be adjusted to be the new Annuitant’s [100th] birthday.

If the Contingent Annuitant continues the Contract after the Rider Effective Date, the terms of the Deferral Option will remain in force and the Deferred Annuity Commencement Date will be adjusted to be the new Annuitant’s [100th] birthday.

On the Rider Effective Date, the following changes will be made to your contract.

The following replaces the definition of Fixed Account under the section titled DEFINITION OF CERTAIN TERMS

Part of Our General Account to which a portion of the Contract Value may be allocated. Any transfers, deductions or surrenders from the Fixed Account will be accounted for on a first in, first out basis.

The following replaces the second paragraph in the section titled Death Benefits.

The Death Benefit will be the Contract Value on the date Due Proof of Death is received at the Administrative Offices of the Company.

The following replaces the first sentence in the last paragraph in the section titled Allocation of Premium Payments.

On the Rider Effective Date a maximum of 20% of Contract Value may be allocated to the Fixed Account. This limit is calculated as of the Valuation Day immediately prior to the Rider Effective Date. Any amount over 20% will be moved out via a Dollar Cost Averaging program with a duration of six months or less.

On or after the Rider Effective Date the existing restriction on the maximum amount transferrable from the Fixed Account during any Contract Year will be waived.

On or after the Rider Effective Date you may transfer amounts from existing funds to the Fixed Account until the total amount in the Fixed Account reaches a maximum of 20% of the Contract Value. The Contract Value is calculated on the Valuation Day immediately before the transfer.

On or after the Rider Effective Date a maximum of 20% of any additional premium payments may be allocated to the Fixed Account.

On or after the Rider Effective Date we will not accept a 1035 exchange, direct transfer, or direct rollover into your contract, unless the request to transfer money was received prior to the Election Period.

The following replaces the section titled Second Option under Annuity Options.

Second Option- Life Annuity with 60, 120, 180 or 240 Monthly Payments Certain

An annuity providing monthly income to the payee for a fixed period of 60 months,
120 months, 180 months, or 240 months (as selected), and for as long thereafter as the payee shall live.

    If this contract is issued to qualify under Section 401, 403 or 408 of the Internal Revenue Code of 1954 as amended, the second option shall be available only if the guaranteed payment period is less than the life expectancy of the Annuitant at the time the annuity option becomes effective. Such life expectancy will be determined by the then current IRS life expectancy table.

The following replaces the last sentence in the second paragraph in the section titled Fourth Option under Annuity Options.

Such life expectancy will be determined by the then current IRS life expectancy table.

The following replaces the final paragraph in the section titled Annuity Options.

If this contract is not issued to qualify under Section 401, 403 or 408 of the Internal Revenue Code of 1954 as amended. In the absence of an election by the Contract Owner, the termination Value, without deduction of any contingent deferred sales charge, will be applied on the Annuity Commencement Date under the second option to provide a life annuity with 120 monthly payments certain.

If this contract is issued to qualify under Section 401, 403 or 408 of the Internal Revenue Code of 1954 as amended. In the absence of an election by the Contract Owner, the termination Value, without deduction of any contingent deferred sales charge, will be applied on the Annuity Commencement Date under the second option to provide a life annuity with 60 monthly payments certain.

The following is added to the section titled SETTLEMENT PROVISIONS in the subsection titled Annuity Commencement Date.

Upon election of the Annuity Commencement Date Deferral Option, your Annuity Commencement Date will be changed to the Annuitant’s [100th] birthday.

There may be restrictions on your ability to participate in this voluntary option.

Signed for [COMPANY]
[

/s/ Brion Johnson            /s/ Lisa Levin
Brion Johnson, President        Lisa Levin, Corporate Secretary]